Exhibit 2.3.1

FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT

FIRST AMENDMENT TO STOCK PURCHASE AGREEMENT, dated as of
January 29, 2016 (this “First Amendment”), by and among Bay Valley Foods LLC, a Delaware limited liability company (“Buyer”), and ConAgra Foods, Inc., a Delaware corporation (“Seller”).

W I T N E S S E T H:

WHEREAS, the parties to this First Amendment are parties to that certain Stock Purchase Agreement, dated as of November 1, 2015 (the “Purchase Agreement”), as assigned by TreeHouse Foods, Inc. to Buyer;

WHEREAS, the parties to this First Amendment may amend the Purchase Agreement in accordance with Section 13.02 of the Purchase Agreement; and

WHEREAS, the parties to the Purchase Agreement desire to amend certain provisions of the Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained taken as a whole, the parties hereto agree as follows:

Section 1. Defined Terms. Capitalized terms used, but not defined, herein shall have the meanings specified in the Purchase Agreement.

Section 2. Amendments to the Purchase Agreement.

(a)Section 5.03 of the Purchase Agreement is hereby amended by inserting the following sentence immediately following the second full sentence of Section 5.03 of the Purchase Agreement:

Notwithstanding the foregoing, (i) for so long as the Seller or any of its Subsidiaries owns and operates the Chicago facility, the development, manufacture, sale and/or servicing of frozen bakery products (limited to muffins, loaf cakes and petit fours produced prior to the Closing Date) manufactured by Seller or any of its Affiliates at the Chicago facility shall not be considered a Competing Business, and a Competing Business shall not include the sale, use or distribution, anywhere in the world, of any such product that is manufactured at the Chicago facility, and (ii) for so long as the Seller or any of its Subsidiaries owns and operates the Grand Rapids facility, the development, manufacture, sale and/or servicing of frozen bakery products (limited to fully baked crusty and soft breads and rolls produced prior to the Closing Date) manufactured by the Seller or any of its Affiliates at the Grand Rapids facility shall not be considered a Competing Business, and a Competing Business shall not include the sale, use or distribution, anywhere in the world, of any such product that is manufactured at the Grand Rapids facility.

(b)	A new Section 5.13 is hereby inserted into the Purchase Agreement
Section 5.13. Bonuses. Notwithstanding anything in the Agreement to the contrary, Seller shall be responsible for the payment of cash bonuses accrued through the Closing Date with respect to each Transferred Employee that relate to the fiscal year performance period in effect as of the Closing Date (including all employer Taxes related thereto) plus cash bonuses for previous fiscal year performance periods that have been earned but remain unpaid as of the Closing Date (including all employer Taxes related thereto), and no such amounts shall be included in Closing Working Capital, Seller Transaction Expenses or Indebtedness. Such bonuses shall be paid as soon as practicable after the Closing Date. Seller shall calculate such bonuses in good faith. Seller shall withhold and remit all related Taxes to the proper Taxing Authority in accordance with Applicable Laws.

(c)Section 7.11 of the Purchase Agreement is hereby amended by inserting the following sentence at the end of such Section:

Without limiting the generality of the foregoing, Seller shall use its commercially reasonable efforts to maintain in effect that certain letter of credit or surety bond, outstanding as of the Closing Date, issued to Old Republic Insurance Company and relating to the Purchased Subsidiaries, until such time as all claims incurred prior to the Closing with respect to the Purchased Subsidiaries are paid in full, and Buyer shall promptly reimburse Seller for any and all fees, costs and expenses that relate to the Purchased Subsidiaries and that are incurred by Seller or any of its Affiliates, from time to time as such fees, costs and expenses are incurred, in connection with the foregoing.

(d)	A new Section 9.22 is hereby inserted into the Purchase Agreement: Section 9.22. Other Matters. Buyer and Seller further agree as follows:
(a)Buyer or an Affiliate of Buyer shall continue to provide claims payments pursuant to Travelers Indemnity Company (together with any affiliated or successor policy provider (“Travelers”)) policies for workers’ compensation, employer’s liability, general liability and auto liability for occurrences occurring prior to October 1, 2013 at the following Seller locations: Streator, IL, Louisville, KY, Grand Rapids, MI, Chicago, IL and Kent, WA (the “Charge Back Locations”). Such services shall be continued until all claims are full, final, adjusted and closed.

(b)Seller or an Affiliate of Seller shall reimburse Buyer at the end of each calendar quarter in an amount equal to the claim payments made by Buyer during the calendar quarter for the Charge Back Locations plus related handling fees assessed by Travelers (the “Quarterly Charge Back”). The first such Quarterly Charge Back will be made on March 31, 2016 and will relate to the period beginning on the Closing Date and ending on March 31, 2016. Buyer will provide Seller a quarterly invoice within 15 days following the end of each calendar quarter. Seller or an Affiliate of Seller shall pay such invoice in full within 30 days of its receipt of such invoice. Any charge back will be tracked by the Travelers Indemnity Company’s e- Tracer claims management system (or any similar replacement system) for Charge Back Locations identified as: Carriage House - Streator IL, FBG-Chicago IL, FBG-Grand Rapids MI, FBG-Kent, and FBG-Louisville KY. The method used to calculate the Quarterly Charge Back will be to run a monthly claim analysis report for the Charge Back Locations.

(c)The Quarterly Charge Back will not include payments related to claims that have been converted to the retro program which are paid on an incurred basis. Seller or an Affiliate of Seller will reimburse Buyer annually for claims converted to the retro program and paid on an incurred basis plus related handling fees assessed by Travelers (the “Annual Charge Back”). The method used to calculate the Annual Charge Back will be to run a summary change report for the Charge Back Locations. Buyer or an Affiliate of Buyer will provide Seller an invoice and reasonable supporting documentation to support the charges paid by Buyer or an Affiliate of Buyer with respect to the Annual Charge Back. Seller or an Affiliate of Seller shall pay such invoice in full within 30 days of its receipt of such invoice.

(d)Seller or an Affiliate of Seller shall continue to make the filings described in Section 9.22(d) of the Disclosure Schedules for state workers’ compensation self-insurance obligations on behalf of the Purchased Subsidiaries and former locations of the Purchased Company for those filings with the indicator “CAG” under column I in Section 9.22(d) of the Disclosure Schedules (the “Filing Locations”). Such filings will continue to be made until such a time as the various state reporting requirements are satisfied for the Purchased Subsidiaries locations and the former locations of the Purchased Company. Seller or an Affiliate of Seller will be provided access to Travelers data and/or Sedgwick data to the extent necessary to complete such filings. Buyer or an Affiliate of Buyer will reimburse Seller for assessments made with respect to the Filing Locations as described in column K of Section 9.22(d) of the Disclosure Schedule. Seller or an Affiliate of Seller will provide Buyer or an Affiliate of Buyer an invoice and reasonable supporting documentation to support the assessments paid by Seller or an Affiliate of Seller on behalf of the Filing Locations. Buyer or an Affiliate of Buyer will pay each such invoice in full within 30 days of receipt of such invoice.

(e)A new Section 9.22(d) is hereby added to the Disclosure Schedule as set forth in Exhibit A.

(f)Attachment 5 of the Disclosure Schedule to the Purchase Agreement is hereby amended and restated in its entirety as shown on Exhibit B hereto.

(g)Notwithstanding anything to the contrary in the Agreement, Sellers shall retain all rights to develop, manufacture, sell and/or service the SKUs set forth on Exhibit C hereto, and such SKUs shall not be included in the Business; provided that nothing herein shall prevent Buyer from developing, manufacturing, selling and/or servicing any similar SKUs or product categories.

Section 3. Representations and Warranties of Buyer. Buyer represents and warrants to Seller as of the date hereof that Buyer has full power and authority to execute and deliver this First Amendment. This First Amendment has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery by Seller and Seller Representative of this First Amendment, this First Amendment constitutes a legal, valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws affecting creditors’ rights generally and general principles of equity).

Section 4. Representations and Warranties of Seller. Seller represents and warrants to Buyer as of the date hereof that Seller has full power and authority to execute and deliver this First Amendment. This First Amendment has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by Buyer of this First Amendment, this First Amendment constitutes a legal, valid and binding agreement of Seller enforceable against Seller in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws affecting creditors’ rights generally and general principles of equity).

Section 5. General Provisions.

(a)    Effectiveness. The amendments set forth in this First Amendment shall be effective as of the date set forth in the preamble hereto.

(b)    Miscellaneous. Sections 13.01, 13.02, 13.03, 13.04, 13.05, 13.06, 13.07,
13.08 13.09, 13.11 and 13.12 of the Purchase Agreement are hereby incorporated into this First Amendment, mutatis mutandis. Except as specifically amended by this First Amendment, all provisions of the Purchase Agreement shall remain in full force and effect.

(c)    Interpretation. For the avoidance of doubt, from and after the date of this First Amendment, references in the Purchase Agreement to the “Agreement” or any provision thereof shall be deemed to refer to the Purchase Agreement or such provision as amended hereby unless the context otherwise requires, and references in the Purchase Agreement to the “date hereof” or the “date of this Agreement” shall be deemed to refer to November 1, 2015. References in this First Amendment to “the date hereof” refer to the date set forth in the preamble to this First Amendment.

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IN WITNESS WHEREOF, each of the undersigned has caused this First Amendment to be executed on the date first written above by its duly authorized officer.

CONAGRA FOODS, INC.

By:	/s/ Colleen Batcheler
Name: Colleen Batcheler
Title: Executive Vice President,
General Counsel & Corporate Secretary

BAY VALLEY FOODS, LLC

By:	/s/ Thomas E. O'Neill
Name: Thomas E. O'Neill
Title: Executive Vice President
and General Counsel

EXHIBIT A

[Intentionally Omitted]

EXHIBIT B

[Intentionally Omitted]

EXHIBIT C

[Intentionally Omitted]